Exhibit 3.1

AMENDED AND RESTATED

ARTICLES OF INCORPORATION
OF
PROUROCARE MEDICAL INC.

1.     Name.  The name of the corporation is ProUroCare Medical Inc.

2.     Registered Office and Registered Agent.  The address of the registered office of the corporation in Nevada is The Corporation Trust Company of Nevada, 6100 Neil Road, Suite 500, Reno, NV 89511, County of Washoe, and the name of its registered agent at that address is The Corporation Trust Company of Nevada.

3.     Purposes.  The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the State of Nevada, as they may be amended from time to time.

4.     Capital Stock.  The total number of shares that the corporation is authorized to issue is 50,000,000 shares, par value $0.00001 per share, all of which shares are designated as common stock.

5.     Bylaws.  The power to adopt, amend or repeal bylaws of the corporation is exclusively granted to the Board of Directors.

6.     Limitation of Directors’ Liability; Indemnification.  The personal liability of a director of the corporation to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent permitted by law, as the same exists or may hereafter be amended.  The corporation shall indemnify (and advance expenses to) its directors and officers to the fullest extent permitted by law.  Neither the amendment, modification or repeal of this Article nor the adoption of any provision in this certificate of incorporation inconsistent with this Article shall adversely affect any right or protection of a director or officer of the corporation with respect to any act or omission that occurred prior to the time of such amendment, modification, repeal or adoption.